Exhibit d 2 b

THE MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

MAINSTAY VP FUNDS TRUST

This Amendment to the Subadvisory Agreement, is made as of the 25th day of March, 2016, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Epoch Investment Partners, Inc., a Delaware corporation (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to an Amended and Restated Subadvisory Agreement, as amended (“Agreement”); and

WHEREAS, the parties hereby wish to amend Schedule A to reflect a fee change for the MainStay U.S. Equity Yield Fund, a series of MainStay Funds Trust.

NOW, THEREFORE, the parties agree as follows:

(i)	Schedule A is hereby revised to reflect the revised fee of the MainStay U.S. Equity Yield Fund, as shown in the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

* * *

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By: _____________________

Name: Stephen P. Fisher

Title:   President

EPOCH INVESTMENT PARTNERS, INC.

By: _____________________

Name:

Title:

SCHEDULE

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to such Series equal to the following:

SERIES	Annual Rate
MainStay Epoch U.S. Equity Yield Fund	0.35% up to $500 million; and 0.345% in excess of $500 million

The fee based upon the average daily net assets of the respective Series, unless otherwise noted, shall be accrued daily at the rate of l/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

Payment will be made to the Subadvisor on a monthly basis.